# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TAIWAN FUND INC, CIK 0000804123
CUSIP: 874036106
Title of class of securities: TAIWAN FUND INC
Address of issuer's principal executive offices: ONE LINCOLN STREET, BOSTON, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 11/14/2024
Filed by CIK 0001007280
Persons authorized to receive notices and communications: Jennifer, 277 East Town St, Columbus, Ohio (OH), 43215, Starr

## Reporting persons
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO (CIK 0001007280): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); source of funds: other (OO); sole voting power 329,682; shared voting power 0; sole dispositive power 329,682; shared dispositive power 0; aggregate amount beneficially owned 329,682 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: TAIWAN FUND INC
Name of issuer: TAIWAN FUND INC
Address of issuer's principal executive offices: ONE LINCOLN STREET, BOSTON, Massachusetts (MA), 02111

## Item 2. Identity and Background
Name of person filing: Public Employees Retirement System of Ohio
Residence or business address:
277 East Town Street
Columbus, OH 43215
Present principal occupation or employment: NO
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: United States, OHIO

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All Shares were purchased or sold in the open market using client assets under management.

## Item 4. Purpose of Transaction
Purpose of transaction: The transactions on the securities referred to herein are for investment purposes. OPERS may make further purchases of shares of stock from time to time and may dispose of any or all of the shares of stock held by it at any time. OPERS has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (b) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Shares Outstanding: 6,598,262
Amount beneficially owned: 329,682
Percent of class: 5%
Number of shares as to which each person has sole or shared power to vote or dispose: 329,682
Transactions in the class effected during the past sixty days: No transactions in the past 60 days. Change to amount of shares outstanding.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise set forth herein, there is no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between OPERS and any person or entity.

## Signatures
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO: Jennifer Starr, Chief Financial Officer (11/14/2024)